21001768

SSION

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SEC Mail Processing Section

MAR 0 2 2021

Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-00533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage, Rutty & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Corporate Woods, Suite 300
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Lacey (585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeJoy, Knauf & Blood, LLP
(Name – *if individual, state last, first, middle name*)

280 East Broad Street, Suite 300 (Address) Rochester (City) New York (State) 14604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Matthew J. Lacey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage, Rutty & Co., Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, # 01CA6159138
Commission Expires 1/16/2023

Matthew J Lacey
Signature

Treasurer
Title

Anne C Catillaz
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE, RUTTY & CO., INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SAGE, RUTTY & CO., INC.

TABLE OF CONTENTS

DeJoy, Knauf
& Blood LLP
Business Advisors & CPAs

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Sage, Rutty & Co., Inc. (the "Company") as of December 31, 2020 and 2019, the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

We have served as the Company's auditor since 2010.

February 26, 2021.

DEJOY, KNAUF
& BLOOD LLP
Business Advisors & CPAs

SAGE, RUTTY & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
Cash	$ 4,534,530	$ 2,865,200
Receivable from brokers or dealers	1,473,488	1,358,643
Securities owned, at fair value	1,927,388	1,778,293
Deposits and other assets	1,117,409	1,295,223
Furniture and equipment, net	81,827	106,542
Right of use assets	631,039	619,078
TOTAL ASSETS	$ 9,765,681	$ 8,022,979
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Payable to brokers or dealers	$ 365,340	$ 371,438
Accrued compensation and related taxes	1,272,095	1,084,354
Accrued profit sharing	670,816	634,231
Dividends payable	368,186	305,516
Other accrued expenses	520,154	676,367
Deferred income tax liability	259,074	246,641
Income taxes payable	32,410	1,575
Lease liabilities	648,110	653,221
Total liabilities	4,136,185	3,973,343
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Class A common stock, $0.01 par value 100,000 shares authorized	840	840
Class B common stock, $0.01 par value 100,000 shares authorized	82	82
Additional paid-in capital	1,030,776	1,030,776
Retained earnings	9,218,031	7,638,171
	10,249,729	8,669,869
Less - treasury stock, at cost	(4,620,233)	(4,620,233)
Total stockholders' equity	5,629,496	4,049,636
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,765,681	$ 8,022,979

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUES:		
Investment advisory fees	$ 11,854,831	$ 10,306,832
Commission income	6,347,423	6,729,414
Underwriting income	48,901	61,444
Realized and unrealized gains on securities owned, net	44,944	333,346
Interest and dividends	122,340	135,745
Gain on extinguishment of debt	1,187,972	-
Other income	174,583	473,927
	19,780,994	18,040,708
EXPENSES:		
Employee compensation, payroll taxes and benefits	15,434,727	14,111,084
Occupancy	612,890	621,298
Communications	568,305	414,133
Advertising and marketing	201,976	220,220
Legal and professional fees	140,738	209,204
Association dues and registration fees	110,343	108,197
Securities clearing expense	80,870	82,972
Other operating expenses	416,350	461,467
	17,566,199	16,228,575
INCOME BEFORE PROVISION FOR INCOME TAXES	2,214,795	1,812,133
PROVISION FOR INCOME TAXES	(266,749)	(389,165)
NET INCOME	$ 1,948,046	$ 1,422,968

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
BALANCE, January 1, 2019	$ 840	$ 82	$ 1,030,776	$ 7,720,869	$ (3,987,164)	$ 4,765,403
Dividends on common stock	-	-	-	(1,505,666)	-	(1,505,666)
Repurchase of 6,765 shares of Class A common stock, at cost	-	-	-	-	(633,069)	(633,069)
Net income	-	-	-	1,422,968	-	1,422,968
BALANCE, December 31, 2019	840	82	1,030,776	7,638,171	(4,620,233)	4,049,636
Dividends on common stock	-	-	-	(368,186)	-	(368,186)
Net income	-	-	-	1,948,046	-	1,948,046
BALANCE, December 31, 2020	$ 840	$ 82	$ 1,030,776	$ 9,218,031	$ (4,620,233)	$ 5,629,496

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,948,046	$ 1,422,968
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	60,648	67,448
Deferred income tax expense	12,433	170,756
Gain on extinguishment of debt	(1,187,972)	-
Unrealized gain on securities owned, net	(44,944)	(333,346)
Increase in receivable from brokers or dealers	(114,845)	(142,337)
Net purchase of securities owned	(104,151)	(160,184)
Decrease in deposits and other assets	177,814	23,105
(Decrease) increase in payable to brokers or dealers	(6,098)	44,804
Increase in accrued compensation and related taxes	187,741	140,907
Increase (decrease) in accrued profit sharing	36,585	(50,291)
Decrease in other accrued expenses	(156,213)	(169,201)
Increase (decrease) in income taxes payable	30,835	(226,474)
Decrease in lease liabilities	(17,072)	(24,101)
Total adjustments	(1,125,239)	(658,914)
Net cash provided by operating activities	822,807	764,054
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(35,933)	(52,846)
Net cash used in investing activities	(35,933)	(52,846)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(305,516)	(1,581,150)
Purchase of treasury stock	-	(633,069)
Borrowing under the Paycheck Protection Program	1,187,972	-
Net cash provided by (used in) financing activities	882,456	(2,214,219)
NET INCREASE (DECREASE) IN CASH	1,669,330	(1,503,011)
CASH, beginning of year	2,865,200	4,368,211
CASH, end of year	$ 4,534,530	$ 2,865,200
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 3	$ 5
Cash paid for income taxes	$ 233,553	$ 624,985
NON-CASH FINANCING ACTIVITIES:		
Dividends payable	$ 368,186	$ 305,516

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

1. BUSINESS DESCRIPTION

Sage, Rutty & Co., Inc. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is also a member of Securities Investor Protection Corporation ("SIPC").

The Company offers discretionary and non-discretionary investment advisory management services, financial planning services, traditional security broker-dealer products, and insurance products to individual, institutional, and corporate clients. The Company's clients are located throughout the United States, but primarily in New York.

The Company executes transactions and introduces them to Wells Fargo Clearing Services, LLC, (the "Clearing Broker"), a New York Stock Exchange member firm, on a fully disclosed basis. Investment advisory services may also be provided through SEI Investments Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, the valuation of securities owned, the valuation of deferred income taxes, and the depreciable lives of furniture and equipment. Accordingly, actual results may differ from those estimates.

Cash -

The Company has defined cash as highly liquid investments with a maturity of three months or less when purchased, including money market funds, which are not held for sale in the ordinary course of business.

Receivable from brokers or dealers and allowance for doubtful accounts -

The Company extends credit to its Clearing Broker and other companies in the financial services industry in the normal course of business. Management periodically reviews the sufficiency of the allowance for doubtful accounts, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at December 31, 2020 and 2019. Accounts are charged off against the allowance for doubtful accounts when management determines such accounts are uncollectible.

Securities owned -

Securities owned are stated at fair value. Realized and unrealized gains or losses are recorded net in the accompanying statements of income. Net realized and unrealized gains on securities owned was $44,944 and $333,346 for the years ended December 31, 2020 and 2019, respectively.

A portion of the Company's securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. There was no balance in the margin account at December 31, 2020 and 2019.

Depreciation -

Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the related assets, which are as follows:

Leasehold improvements	Remaining term of the related lease
Furniture and equipment	3 - 7 years
Vehicles	5 years

Furniture and equipment -

Furniture and equipment are generally stated at cost. However, the Company reviews long-lived assets to be held and used for possible impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the asset to the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the assets are considered to be impaired, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair value measurements -

The framework for measuring fair value provides a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Advertising -

Advertising costs are expensed as incurred. Advertising expenses were $30,919 and $36,681 for the years ended December 31, 2020 and 2019, respectively.

Income taxes -

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

Recent accounting pronouncements -

Effective January 1, 2020, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses*. ASU 2016-13 requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective approach and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

In February 2016, the FASB issued ASU 2016-02, *Leases,* which amended the guidance on accounting for leases. ASU 2016-02 requires lessees to recognize assets and liabilities on the statement of financial condition for the rights and obligations created by all qualifying leases with terms of more than twelve months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. ASU 2016-02 also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. The Company adopted ASU 2016-02 effective January 1, 2019. As a result, the Company recognized a right of use asset of $853,159 and related lease liability of $911,403 incorporating an existing deferred rent liability of $58,244 on its statement of financial condition. See Note 8 for additional leases in accordance with ASU 2016-02.

Subsequent events -

The Company has evaluated subsequent events through February 26, 2021, the date the financial statements were available to be issued. There were no subsequent events requiring disclosure during the period then ended.

3. REVENUE RECOGNITION

Recognition -

Revenues are recognized when the promised services are provided to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Investment advisory fees -

Investment advisory fees represent fees charged to clients' accounts based on the market value of assets. The services and related obligations associated with this revenue, which include investment advice and active management of client assets are generally satisfied over each calendar quarter. The revenue is recognized ratably over time to match the continued delivery of performance obligations to the client over the life of the contract. The consideration for this revenue is variable in nature, and is considered by management to be constrained due to dependence on unpredictable market fluctuation on client portfolio values. The constraint on variable consideration is removed once the portfolio value can be determined.

Commission income -

The Company views the selling, distribution and marketing, or any combination thereof, of investment products as a single performance obligation to the product sponsors. The Company is the principal for commission income, as it is responsible for the execution of the client-investors' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. The following table presents total commission income disaggregated by investment product category for the years ended December 31:

	2020	2019
Mutual funds	$3,226,890	$3,432,511
Annuities	2,356,663	2,331,088
Fixed income	330,307	624,857
Equities	308,043	233,824
Insurance	76,850	53,088
Other	48,670	54,046
Total commission income	$6,347,423	$6,729,414

The Company generates two types of commission income: (1) sales-based commission income that is recognized at the time of the transaction on a trade date basis and (2) trailing commission income that is recognized subsequent to the initial transaction over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the time of the transaction. Trailing commission income is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going advisory support, are performed. As trailing commission income is based on the market value of clients' investment holdings, recognition of this variable consideration is constrained, and thus is not recognized, until the market value is determinable.

The following table presents sales-based and trailing commission income disaggregated by product category for the year ended December 31:

	2020	2019
Sales-based		
Fixed income	$ 330,307	$ 624,857
Mutual funds	330,801	563,546
Annuities	220,852	356,168
Equities	308,043	233,824
Other	94,751	75,056
Total sales-based income	$1,284,754	$1,853,451
Trailing		
Mutual funds	2,896,089	2,868,965
Annuities	2,135,811	1,974,920
Other	30,769	32,078
Total trailing income	$5,062,669	$4,875,963
Total commission income	$6,347,423	$6,729,414

Underwriting income -

Underwriting income generally has a single performance obligation which is to raise capital for the issuer. Underwriting fees are recorded at the point of sale when the underwriting is completed and the income is reasonably determinable.

Realized and unrealized gains on securities owned and interest and dividends -

Realized and unrealized gains on securities owned and interest and dividends include mark-to-market gains and losses on securities owned by the Company as well as interest earned on cash. Interest is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Gain on extinguishment of debt -

The Company borrowed amounts under the Paycheck Protection Program (the "PPP"). The PPP borrowing was secured by the unconditional guarantee of the U.S. Small Business Administration ("SBA"). The PPP borrowing provided for potential forgiveness of the debt, up to the total principal plus accrued interest, based on eligible uses of the PPP note proceeds during the 8 week or 24 week period after the proceeds were received. The Company recorded a gain on extinguishment of debt during the year ended December 31, 2020, when it received notification that principal and interest amounts of $1,187,972 were remitted by the SBA to Manufacturers and Traders Trust Company (the "Bank") as the loan forgiveness amount.

Other income -

Other income primarily includes amounts earned from an award from the Clearing Broker and is being recognized over the term of the award period. During the year ended December 31, 2019, the Company also received proceeds from Company owned life insurance totaling $293,715.

4. SECURITIES OWNED

The following is a summary of securities owned at December 31, 2020:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$551,427	$1,156,183	$ -	$1,707,610
Municipal bonds	217,816	2,023	(61)	219,778
Total securities owned	$769,243	$1,158,206	$ (61)	$1,927,388

The following is a summary of securities owned at December 31, 2019:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$551,427	$1,112,479	$ -	$1,663,906
Municipal bonds	113,665	722	-	114,387
Total securities owned	$665,092	$1,113,201	$ -	$1,778,293

5. FAIR VALUE MEASUREMENTS

The fair value of securities owned on a recurring basis at December 31, 2020 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$1,707,610	$ -	$ -	$1,707,610
Municipal bonds	-	219,778	-	219,778
	$1,707,610	$219,778	$ -	$1,927,388

The fair value of securities owned on a recurring basis at December 31, 2019 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$1,663,906	$ -	$ -	$1,663,906
Municipal bonds	-	114,387	-	114,387
	$1,663,906	$114,387	$ -	$1,778,293

The fair value of domestic common stocks is based on quoted market prices. They are classified as Level 1 since they are traded in an active market for which closing prices are readily available. The fair value of municipal bonds is based on market prices from available sources. They are classified as Level 2 since these prices are based on similar instruments in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the reporting date.

There have been no changes in the fair value methodologies used at December 31, 2020 and 2019.

There was no activity requiring a reconciliation of Level 3 securities owned during the years ended December 31, 2020 and 2019.

6. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31:

	2020	2019
Leasehold improvements	$ 49,341	$ 13,408
Furniture and equipment	476,108	476,108
Vehicles	97,797	97,797
	623,246	587,313
Less - accumulated depreciation	(541,419)	(480,771)
Furniture and equipment, net	$ 81,827	$ 106,542

Depreciation expense totaled $60,648 and $67,448 for the years ended December 31, 2020 and 2019, respectively.

7. LINE OF CREDIT

The Company has an unsecured line of credit agreement with Manufacturers and Traders Trust Company (the "Bank") with maximum borrowings of $750,000. Interest is payable monthly at the Bank's prime rate (the prime rate was 3.25% at December 31, 2020). There were no outstanding borrowings under the line of credit at December 31, 2020 or 2019.

8. COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease agreement for office space with the first two and a half months rent-free. The lease agreement also includes scheduled rent increases and expires in May 2022 after being extended during the year ended December 31, 2020. Under the agreement, the Company will have the option at the end of the lease term to extend the agreement for up to an additional ten years.

During the year ended December 31, 2019, the Company also obtained a lease for copiers under a non-cancelable lease agreement which extends through September 2024. The lease assets and related lease liabilities totaled $106,196 at the time of the lease acquisition.

At December 31, 2020 and 2019, the Company reported amounts in the statements of financial condition for the right of use assets of $631,039 and $619,078, respectively. At December 31, 2020 and 2019, the Company reported amounts in the statements of financial condition for lease liabilities of $648,110 and $653,221, respectively.

Estimated future minimum lease payments required under the above lease agreements at December 31, 2020 are as follows:

Years ending December 31,	
2021	$ 437,162
2022	196,094
2023	23,903
2024	17,926
	675,085
Less: interest	(26,975)
Present value of lease liabilities	$ 648,110

The weighted-average remaining lease terms is 2.6 years and the weighted-average discount rate is 4.6%. The Company applied its incremental borrowing rate based on the information available at the commencement of the related leases in determining the present value of future lease payments.

Cash paid for operating lease liabilities totaled $437,162 and $419,235 for the years ended December 31, 2020 and 2019, respectively.

In addition to the base rental payments, the Company is required to pay its pro-rata share of electricity and real estate taxes.

The Company is subject to a clearing agreement with the Clearing Broker to provide clearing, execution, and other services to the Company. The agreement is for a term of five years and automatically renews for twelve months unless advance termination notice is provided by either party thirty days prior to the automatic renewal date. Termination of the agreement for other reasons by either party will result in a termination fee to be paid by the Company.

The Company may be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management based on consultations with counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's financial statements.

9. INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31:

	2020	2019
Current -		
Federal	$181,003	$ 150,899
State	73,313	67,510
	254,316	218,409
Deferred -		
Federal	9,815	134,807
State	2,618	35,949
	12,433	170,756
	$266,749	$ 389,165

Deferred income tax assets and liabilities are comprised of the following at December 31:

	2020	2019
Deferred income tax liabilities -		
Unrealized securities gain, net	$(308,067)	$(296,111)
Accrued expenses	88,667	131,227
Prepaid asset arrangements	(95,063)	(116,913)
Accrued compensation	60,885	41,884
Deferred rent payable	4,541	9,082
Depreciation and amortization	(20,157)	(25,930)
Other	10,120	10,120
	$(259,074)	$(246,641)

A reconciliation of the income tax provision computed by applying the statutory United States federal income tax rate and the income tax provision reflected in the accompanying statements of income are as follows for the years ended December 31:

	2020	2019
Provision at federal statutory rate	$465,107	$380,548
Income from corporate owned life insurance	-	(61,680)
Income from extinguishment of debt	(249,474)	-
State income tax provision, net of federal income tax effects	50,463	64,420
Nondeductible expenses	9,159	12,850
Tax-exempt income	(8,506)	(6,973)
Total	$266,749	$389,165

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2020, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2017 through 2020 tax years. At both December 31, 2020 and 2019, a liability for uncertain tax positions was $32,032 and is reported in other accrued expenses on the accompanying statements of financial condition.

10. RETIREMENT PLAN

The Company has a retirement plan that offers substantially all employees (who meet certain eligibility requirements) the opportunity to participate in a profit sharing 401(k) plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer a maximum of 100% of their compensation, not to exceed the annual limitation prescribed under the Internal Revenue Code and may select from a number of available investment options. The Company may elect to make a profit sharing contribution, at its discretion. Total Company contributions to the Plan were $670,816 and $634,231 for the years ended December 31, 2020 and 2019, respectively.

11. STOCKHOLDERS' EQUITY

The holders of the Class A voting common stock are entitled to one vote for each share held at all meetings of stockholders and shall have the sole and exclusive right to vote on or approve any corporate action requiring stockholder approval. All other rights of the Class A voting common stock and Class B non-voting common stock are identical

During the years ended December 31, 2020 and 2019, the Company purchased shares of its Class A voting common stock from stockholders for $0 and $633,069, respectively.

Issued, outstanding and treasury shares of Class A voting common stock and Class B non-common stock are as follows at December 31:

	2020	2019
Class A -		
Issued	84,000	84,000
Outstanding	25,515	25,515
Treasury	58,485	58,485
Class B -		
Issued	8,188	8,188
Outstanding	5,820	5,820
Treasury	2,368	2,368

12. CREDIT RISK CONCENTRATIONS

The Company maintained bank balances that, at times, exceeded the federally insured limit as of and during the years ended December 31, 2020 and 2019. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

As discussed in Note 1, the Company executes transactions and introduces customers to the Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $4,037,152 which was $3,787,152 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.71 to 1.

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$	5,629,496
2. Deduct ownership equity not allowable for net capital			-
3. Total ownership equity qualified for net capital			5,629,496
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
B. Other (deductions) or allowable credits			-
5. Total capital and allowable subordinated liabilities		$	5,629,496
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition	$ 1,199,236		
B. Secured demand note deficiency	-		
C. Commodity futures contracts and spot commodities	-		
D. Other deductions and/or charges	-		(1,199,236)
7. Other additions and/or allowable credits			-
8. Net capital before haircuts on securities positions			4,430,260
9. Haircuts on securities:			
A. Contractual securities commitments	-		
B. Subordinated securities borrowings	-		
C. Trading and investment securities:			
1. Exempted securities	6,367		
2. Debt securities	-		
3. Options	-		
4. Other securities	319,717		
D. Undue concentration	67,024		
E. Other	-		(393,108)
10. Net capital		$	4,037,152

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$	192,049
12. Minimum dollar net capital requirement of reporting broker or dealer	$	250,000
13. Net capital requirement (greater of line 11 or 12)	$	250,000
14. Excess net capital (line 10 less 13)	$	3,787,152
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	3,737,152

(Continued on page 18)

The accompanying notes to financial statements are an integral part of this schedule.

SCHEDULE I

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 2,880,732
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equivalent value is paid or credited	-
C. Other unrecorded amounts	-
19. Total aggregate indebtedness	$ 2,880,732
20. Percentage of aggregate indebtedness to net capital	71.4%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2020)

Excess net capital per the Company's FOCUS Report (unaudited)	$ 3,549,353
Adjustments made to income and expense accounts which increase ownership equity	28,213
Decrease to non-allowable assets	202,660
Decrease in haircuts on securities	6,926
Excess net capital per this computation	$ 3,787,152

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2020

Exemption under SEC Rule 15c3-3 section (k)(2)(ii) has been claimed

The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.

The accompanying notes to financial statements
are an integral part of this schedule.

SageRutty
And Company, Inc.
Creating & Preserving Wealth for Generations

Sage Rutty & Co., Inc.'s Exemption Report

Sage Rutty & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) With regard to the Company's dealer management business activities for transactions cleared on a fully disclosed basis with a clearing firm, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year except as described below:

   Two customer checks totaling approximately $2,800 were received and were not promptly transmitted by the Company to the clearing firm.

3) With regard to the Company's dealer management direct subscription way sale of mutual funds and variable annuities, the Company is filing an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 because it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sage Rutty & Co., Inc.

I, Matthew J. Lacey, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Matthew J Lacey

By: Matthew J. Lacey

Title: Treasurer

Date: February 26, 2021

100 Corporate Woods
Suite 300
Rochester, NY 14623

phone 585.232.3760
fax 1.866.902.0273
www.sagerutty.com

DeJoy, Knauf
& Blood LLP
Business Advisors & CPAs

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

We have reviewed management's statements, included the accompanying Sage, Rutty & Co., Inc.'s (the "Company") Exemption Report (the "Exemption Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its Exemption Report.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to dealer management services no cleared through its clearing firm business activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provision contemplated by Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

DeJoy, Knauf & Blood, LLP

February 26, 2021.

DeJoy, Knauf
& Blood LLP
Business Advisors & CPAs

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Sage, Rutty & Co., Inc. and the SIPC, solely to assist you and SIPC in evaluating Sage, Rutty & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Sage, Rutty & Co., Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sage, Rutty & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Sage, Rutty & Co., Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

February 26, 2021.

DEJOY, KNAUF
& BLOOD LLP
Business Advisors & CPAs